BLAZNTECH, INC.

Unaudited Financial Statements for The Period of January 1, 2018 to December 31, 2018

April 24, 2019

Independent Accountant's Review Report

To Management
Blazntech, INC
Research Triangle Park, NC

I have reviewed the accompanying balance sheet of Company, Inc. as December 31,2018, and the related statements of income, retaining earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquires of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility to conduct the review in accordance with Statements on Standards for Accounting and review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

James A. Cox III, EA, CTC
April 24, 2019

BLAZNTECH, INC
BALANCE SHEET
December 31, 2018
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ASSESTS

CURRENT ASSETS

Cash		2,025
Inventory		240,000
TOTAL CURRENT ASSETS	$	242,025

OTHER CURRENT ASSETS

Loan to Shareholders		42,969
TOTAL OTHER CURRENT ASSETS	$	42,969
TOTAL ASSETS	$	284,994

LIABILITES AND STOCKHOLDERS' EQUITY

LIABILITIES
LONG-TERM LIABILITIES

Meyliker Loan		40,010
Paul Bardosh Loan		110,000
Robert Ash Loan		50,000
Shareholder Notes Payable		20,488
TOTAL LONG-TERM LIABILITIES	$	220,498
TOTAL LIABILITIES	$	220,498

EQUITY

Capital Stock		100
Opening Balance Equity		54,508
Retained Earnings		
Net Income		9,888
TOTAL EQUITY	$	64,496
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**284,994**

Unaudited - See accompanying notes.

BLAZNTECH, INC
INCOME STATEMENT
FOR THE PERIOD JANUARY 1, 2018 TO DECEMBER 31, 2018

	Total
Income	
Refund	-417
Sales	73,806
Total Income	$ 73,389
COST OF GOODS SOLD	
Subcontracted Services	12,967
Supplies & Materials	28,101
Total Cost of Goods Sold	$ 41,068
Gross Profit	$ 32,321
Expenses	
Advertising	2,126
Automobile Expense	
Fuel	336
Total Automobile Expense	336
Bank Service Charges	206
Business Licenses and Permits	249
Computer and Internet Expenses	319
Dues and Subscriptions	685
Legal & Professional Fees	11,924
Meals and Entertainment	483
Office Supplies	50
Office Expenses	610
Postage & Shipping	983
Repairs and Maintenance	100
Telephone Expense	1,659
Travel	
Air	185
Hotel	185
Taxi	311
Train	232
Total Travel	$ 913
Virtual Office Processing Center	1,792
Total Expenses	$ 22,433
Net Operating Income	$ **9,888**

Unaudited - See accompanying notes.

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BLAZNTECH, INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2018 TO DECEMBER 31, 2018

		Total
OPERATING ACTIVITIES		
Net Income		6,943
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory Asset		-240,000
Loans to Stockholders		-42,969
Accounts Payable (A/P)		2,945
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	280,024
Net cash provided by operating activities	**-$**	**273,081**
FINANCING ACTIVITIES		
Meyliker Loan		40,010
Note Payable – Boris		-12,500
Notes Payable		-14,171
Paul Bardosh Loan		110,000
Robert Ash Loan		50,000
Shareholder Notes Payable		20,418
Capital Stock		100
Opening Balance Equity		81,250
Net cash provided by financing activities	$	275,107
Net cash increase for period	$	2,026
Cash at end of period	**$**	**2,026**

BLANZTECH,INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
January 1, 2018 to December 31, 2018

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ORGANIZATION AND NATURE OF ACTIVITES

Blazntech,INC ("the Company") produces the world's first and only Motorized Weapons Cleaning System, a pocket-sized tool that manages to quickly and effectively (without any disassembly) clean most commonly used rifles and handguns. Made from glass-reinforced nylon, assembled in the United States, and covered by a lifetime warranty, the (MWCS) is guaranteed to provide a luxurious cleaning experience. Founded by a combat veteran-owned and operated company that takes great pride in delivering its necessity-based invention to an industry that is already calling the product "a vacuum in a market full of brooms".

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months of less when purchased.

Income Taxes

The Company is subject to tax in the federal jurisdiction of the United States. The Company's 2018 federal income tax filing will be subject to inspection by the Internal Revenue Service until 2022.

The Company is subject to income tax in the State of North Carolina. The Company's 2018 tax filing for the State of North Carolina will be subject to inspection by that State until expiration of the statutory period of limitations in 2023.

BLANZTECH, INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

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Revenue

The Company earned revenue of $73,398 during the period ended December 31, 2018.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provide on such deposits.

Licensing

The Company has an exclusive license to produce the Motorized Weapons Cleaning System ("MWCS"), its signature product, for a period of five years commencing from December of 2016. The MWCS patent is owned by a related company and is currently pending before the US Patent and Trademark Office and its international equivalents. The Company faces that patent application may fail in one or more jurisdictions, which could negatively affect the Company's legal ability to better sole provider of the MWCS.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 24, 2019 the date the financial statements were available to be issued.